16004827

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2015

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

Received SEC
JUN 23 2016
Washington, DC 20549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(The Middle River Aircraft Salaried Savings Plan)

Date June 16, 2016

Carol Price
(Signature)*
Name: Carol Price
Title: Lead Benefits Specialist

**Print name and title of the signing official under the signature.*

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________________ to ____________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(The Middle River Aircraft Salaried Savings Plan)

Date______June 16, 2016___

Christopher Grzymala
____
(Signature)*
Name: Christopher Grzymala
Title: Controller

**Print name and title of the signing official under the signature.*

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

December 31, 2015 and 2014

Table of Contents

(i) Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

Albany, New York
June 16, 2016

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

	2015	2014
Assets:		
Investments at fair value (notes 3 and 4)	$ 60,747,071	$ 56,741,880
Notes receivable from participants	464,855	583,372
Accrued dividends and interest	105,571	111,205
Total assets	61,317,497	57,436,457
Liabilities:		
Payable for excess contributions	23,870	—
Net assets available for plan benefits	$ 61,293,627	$ 57,436,457

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 2,320,895	$ 645,262
Dividend and interest income	1,241,045	1,126,869
	3,561,940	1,772,131
Interest on notes receivable from participants	23,026	24,274
Contributions:		
Employee	2,670,753	2,923,893
Employer	930,837	956,769
	3,601,590	3,880,662
Total additions	7,186,556	5,677,067
Deductions from net assets attributed to:		
Benefits paid to participants	3,322,808	4,099,155
Expenses and loan fees	6,578	1,053
Total deductions	3,329,386	4,100,208
Net increase	3,857,170	1,576,859
Net assets available for plan benefits at:		
Beginning of year	57,436,457	55,859,598
End of year	$ 61,293,627	$ 57,436,457

See accompanying notes to financial statements.

(1) Description of the Plan

The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") is a defined contribution plan sponsored by MRA Systems, LLC. (the "Company"), formerly MRA Systems, Inc., an affiliate of General Electric Company ("GE"). Effective December 16, 2015, the Company changed its name to MRA Systems, LLC. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Ascensus Trust Company (the "Trustee"), formerly Frontier Trust Company, is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund and the Synchrony Stock Fund. Effective June 1, 2014, Frontier Trust Company changed its name to Ascensus Trust Company. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan. Evercore Trust Company, N.A. ("Evercore") is the independent fiduciary and investment manager for the Synchrony Stock Fund.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Salaried Savings Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) GE Institutional Income Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c) GE Institutional U.S. Equity Fund – This fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(d) GE Institutional Strategic Investment Fund – This fund managed by GEAM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(e) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(f) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(g) Harbor International Fund – This fund invests primarily in common and preferred stocks of foreign large cap companies, including those located in countries with emerging markets.

(h) Investment Company of America Fund – This fund seeks long-term growth of capital and income. The fund invests primarily in common stocks, most of which have a history of paying dividends.

(i) American Funds New Perspective Fund – This fund seeks long-term growth of capital and future income as its secondary objective. The fund normally invests in stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

(j) Vanguard Institutional Index Fund – This fund seeks to track the performance of the S&P 500 Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(k) Vanguard Target Retirement Funds – The Vanguard Target Retirement Funds are a series of registered investment companies ("mutual funds") that separately invest in up to five other Vanguard mutual funds. Because they invest in other mutual funds, rather than individual securities, each fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds' asset allocations will become more conservative over time as the target retirement date draws closer. These funds became investment options on July 14, 2014.

(l) Synchrony Stock Fund - The Synchrony Stock Fund was established on November 24, 2015 as a temporary investment option in connection with GE's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock. The Synchrony Stock Fund is expected to invest at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs. This Fund is closed to new investments and the terms of the Plan require that the Synchrony Stock Fund be liquidated as soon as reasonably practicable following the one-year anniversary of its establishment. Upon liquidation, the Synchrony Stock Fund will be eliminated.

(m) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 17% of their eligible compensation, on a pre-tax or after-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 and $17,500 in 2015 and 2014, respectively. For participants who were at least age 50 during the year, the limit was generally $24,000 and $23,000 in 2015 and 2014, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions in an amount equal to 50% of participant contributions up to 7% of their eligible compensation. Effective January 1, 2013, the Plan was amended to give certain eligible employees hired or rehired on or after January 1, 2013 a Company Retirement Contribution ("CRC"), equal to 3% of eligible compensation. Effective January 1, 2014, the Plan was amended to give certain eligible employees hired or rehired on or after January 1, 2013 employer matching contributions of 50% of participant contributions up to 8% of eligible compensation.

Vesting

Participants are immediately fully vested in their employee contributions, employer matching contributions, and related investment results. Participants receiving CRCs and related earnings become 100% vested in the contribution when they reach age 65 while employed with the Company or after reaching 3 years of eligible service.

Participant Accounts

Each participant's account is credited with the participant's contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans). Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Employer matching contributions and CRCs may not be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installment payments, or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12 ("ASU 2015-12") effective for plan years beginning after December 15, 2015. Early adoption is permitted. ASU 2015-12 eliminates the requirement for plans to measure fully-benefit responsive contracts at fair value. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan adopted the provisions of ASU 2015-12 in 2015 and has retrospectively applied the provisions to the 2014 financial statements and reclassified the 2014 financial statements accordingly.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, Synchrony Financial common stock, registered investment companies and interest-bearing cash.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) Investments

The Plan's investments at December 31, 2015 and 2014 follow.

	2015	2014
Common stock	$ 14,439,283	$ 12,105,442
Registered investment companies	35,953,164	34,844,992
Interest-bearing cash	377,817	440,999
Stable value fund	9,976,807	9,350,447
Total investments	$ 60,747,071	$ 56,741,880

The Plan holds investments in a Stable Value Fund, which consists primarily of a security-backed contract issued by an insurance company. A security-backed contract is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds. The Stable Value Fund also invests in a collective trust fund which also utilizes security-backed contracts. In addition, the fund holds a position in a daily short-term investment fund.

All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means that withdrawals from these investment contracts are required to be made at contract value for qualifying benefit payments, including participant-directed transfers.

Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and adjustment to contract value. The security-backed contract cannot credit an interest rate that is less than zero percent. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data.

The net value of the Stable Value Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset of the Stable Value Fund. Units of the fund are issued and redeemed at the current net asset value.

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 1.78% and 1.24% at December 31, 2015 and 2014, respectively. The average crediting interest rate was 2.26% and 1.78% at December 31, 2015 and 2014, respectively.

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 14,439,283	$ —	$ —	$ 14,439,283
Registered investment companies	35,953,164	—	—	35,953,164
Interest-bearing cash	377,817	—	—	377,817
	50,770,264	—	—	50,770,264
Stable value fund [(a)]	—	—	—	9,976,807
Total investments	$ 50,770,264	$ —	$ —	$ 60,747,071

The Plan's investments measured at fair value on a recurring basis at December 31, 2014 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 12,105,442	$ —	$ —	$ 12,105,442
Registered investment companies	34,844,992	—	—	34,844,992
Interest-bearing cash	440,999	—	—	440,999
	47,391,433	—	—	47,391,433
Stable value fund [(a)]	—	—	—	9,350,447
Total investments	$ 47,391,433	$ —	$ —	$ 56,741,880

[(a)] The Stable Value Fund has been measured at net asset value per share (or its equivalent) and has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2015 or 2014.

As discussed in Note 1(a) and Note1(l), respectively, the GE Common Stock Fund and the Synchrony Stock Fund are unitized funds that consist of GE common stock or Synchrony Financial common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

The following table summarizes the investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2015	2014	Redemption Frequency	Redemption Notice period
Stable Value Fund	$ 9,976,807	$ 9,350,447	Daily	12 months

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, the Synchrony Stock Fund, and a variety of investment funds, consisting of registered investment companies and a stable value fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Synchrony Stock Fund, each of which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Other investments in the Plan are investment funds comprised of shares of common stock issued by GE or issued by Synchrony Financial.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and stable value fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated October 22, 2013, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2015 and 2014, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 16, 2016, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

On March 30, 2016, GE and State Street Corporation announced an agreement for State Street to acquire GEAM. The investment objectives and policies of the funds will not change as a result of this transaction.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions.

A reconciliation of total investments per the financial statements at December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Total investments at fair value per financial statements	$ 60,747,071	$ 56,741,880
Adjustment for fully benefit-responsive investment contracts	—	210,449
	60,747,071	56,952,329
Notes receivable from participants	464,855	583,372
Total investments per Form 5500	$ 61,211,926	$ 57,535,701

A reconciliation of deductions per the financial statements for the years ended December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Total deductions from net assets per financial statements	$ 3,329,386	$ 4,100,208
Corrective distributions	23,870	—
Total expenses per Form 5500	$ 3,353,256	$ 4,100,208

A reconciliation of amounts per the financial statements at and for the years ended December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Net assets available for plan benefits per financial statements	$ 61,293,627	$ 57,436,457
Adjustment for fully benefit-responsive investment contracts	—	210,449
Net assets available for plan benefits per Form 5500	$ 61,293,627	$ 57,646,906

	2015	2014
Total net increase per financial statements	$ 3,857,170	$ 1,576,859
Adjustment for fully benefit-responsive investment contracts for current year	—	210,449
Adjustment for fully benefit-responsive investment contracts for prior year	(210,449)	(209,087)
Total net income per Form 5500	$ 3,646,721	$ 1,578,221

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Current value**
*	GE Common Stock	Common stock, 461,833 shares	$	14,386,098
*	Synchrony Financial Common Stock	Common stock, 1,749 shares		53,185
*	GE Institutional Income Fund	Registered investment company, 317,878 shares		2,943,553
*	GE Institutional U.S. Equity Fund	Registered investment company, 350,320 shares		4,417,534
*	GE Institutional Strategic Investment Fund	Registered investment company, 198,223 shares		2,265,686
	Columbia Acorn Select Fund	Registered investment company, 153,008 shares		2,331,841
	American Funds Growth Fund of America	Registered investment company, 81,894 shares		3,381,388
	Harbor International Fund	Registered investment company, 36,610 shares		2,175,737
	Investment Company of America Fund	Registered investment company, 120,207 shares		4,010,120
	American Funds New Perspective Fund	Registered investment company, 119,863 shares		4,317,470
	Vanguard Institutional Index Fund	Registered investment company, 45,231 shares		8,440,924
	Vanguard Target Retirement Income Fund	Registered investment company, 2,912 shares		36,258
	Vanguard Target Retirement 2010 Fund	Registered investment company, 6 shares		151
	Vanguard Target Retirement 2015 Fund	Registered investment company, 1,106 shares		15,732
	Vanguard Target Retirement 2020 Fund	Registered investment company, 11,258 shares		305,661
	Vanguard Target Retirement 2025 Fund	Registered investment company, 20,065 shares		313,408
	Vanguard Target Retirement 2030 Fund	Registered investment company, 12,176 shares		337,529
	Vanguard Target Retirement 2035 Fund	Registered investment company, 7,050 shares		118,722
	Vanguard Target Retirement 2040 Fund	Registered investment company, 3,318 shares		94,400
	Vanguard Target Retirement 2045 Fund	Registered investment company, 8,826 shares		156,919
	Vanguard Target Retirement 2050 Fund	Registered investment company, 5,207 shares		148,341
	Vanguard Target Retirement 2055 Fund	Registered investment company, 2,656 shares		81,875
	Vanguard Target Retirement 2060 Fund	Registered investment company, 2,202 shares		59,915
	Galliard Capital Management Stable Value Fund	Stable value fund, 420,072 shares		9,976,807
*	Mid-Atlantic Capital Group	Interest-bearing cash		377,817
	Total investments at current value			60,747,071
*	Notes receivable from participants (48 loans with interest rates from 4.25% to 6.25% from 1 month to 13 years)			464,855
	Total Assets (Held at End of Year)		$	61,211,926

* Party in interest as defined by ERISA.

** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft Systems Salaried Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-42695, 333-155587 and 333-158069) on Forms S-8 of the General Electric Company of our report dated June 16, 2016, with respect to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

Albany, New York
June 16, 2016